Exhibit 12.1

Insmed Incorporated

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Years Ended December 31,					Nine Months Ended September
	2012	2013	2014	2015	2016	30, 2017
Earnings:
Income before income taxes	$(41,374)	$(57,294)	$(89,581)	$(120,154)	$(176,175)	$(127,171)
Add:
Fixed Charges	1,096	2,745	2,848	3,155	3,898	4,825
Amortization of capitalized interest	236	333	390	458	281	91
Less:
Capitalized interest	(280)	(493)	(500)	(534)	(452)	(597)
Total earnings	$(40,322)	$(54,709)	$(86,843)	$(117,075)	$(172,448)	$(122,852)

Fixed charges:
Interest and debt expense, net of capitalized interest	$483	$1,919	$1,915	$2,355	$3,046	$3,862
Capitalized interest	280	493	500	534	452	597
Rental expense interest factor (1)	333	333	433	266	400	366
Total fixed charges	$1,096	$2,745	$2,848	$3,155	$3,898	$4,825

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—

(1)         Rental expense interest calculated using an assumed interest factor of 33% of rental expense.

(2)         Earnings were inadequate to cover fixed charges for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 by $41.4 million, $57.5 million, $89.7 million, $120.2 million and $176.4 million, respectively, and for the nine months ended September 30, 2017, by $127.7 million.